UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SEC FILE NUMBER 000-53730

FORM 12b-25	CUSIP NUMBER 26844P

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EFT Holdings, Inc.

Full name of Registrant

Former Name if Applicable

17800 Castleton Street, Suite 300

Address of Principal Executive Office (Street and number)

City of Industry, CA 91748

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the Fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As noted in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC") on February 16, 2012, the audit committee of the board of directors of the Company (the “Audit Committee”) has determined that the Company’s previously issued unaudited interim consolidated financial statements as of and for the quarterly periods ended June 30 and September 30, 2011 should no longer be relied upon due to historical accounting errors relating to the calculation of the Company’s cost of goods sold for those periods. The Company’s board of directors agreed with the Audit Committee’s conclusions, and the Company intends to restate these financial statements (the “Restatement”).

The Company has, during this period of conducting the Restatement, delayed the filing of a Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 (as noted in a Form 12B-25 filed by the Company with the SEC on February 10, 2012) and an Annual Report on Form 10-K for the year ended March 31, 2012 (collectively, the “Outstanding Forms”), so as to ensure that such forms are complete, accurate and sufficient when filed. The Company intends to file the Outstanding Forms as soon as possible, given the aforementioned concerns.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

William E. Sluss	626	581-3335
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No
1.	Quarterly Report on Form 10-Q for the three-month period ended December 31, 2011

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EFT Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2012	By: /s/ William E. Sluss
Name: William E. Sluss
Title: Principle Financial and Accounting Officer